SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: R. S. Andrews Enterprises, Inc., a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.       Type of securities ("draft", "promissory note"):

R. S. Andrews Enterprises, Inc. ("RSAE") and LaSalle Bank National Association (the "Bank") entered into a certain Credit Agreement, dated as of March 17, 2000, as amended (as amended, the "Credit Agreement"), under which RSAE could borrow or, obtain letters of credit in lieu of borrowings, up to a maximum aggregate amount of borrowings and letters of credit outstanding at any one time of $25 million.

RSAE and the Bank have entered into a Sixth Amendment to the Credit Agreement, dated as of May 6, 2003, which increases the maximum aggregate amount of borrowings and letters of credit outstanding at any one time to $27 million, and the maximum aggregate amount of letters of credit outstanding at any one time from $1.5 million to $3.5 million.

2.       Issue, renewal or guaranty:

Amendment.

3.       Principal amount of each security:

The principal amount outstanding under the Credit Agreement will vary over time as borrowings are made and letters of credit are issued thereunder, but shall not exceed in the aggregate $27 million.

4.       Rate of interest per annum of each security:

At the option of RSAE, borrowings may be either floating rate loans or Eurodollar loans for one, two or three-month periods. Interest on floating rate loans is computed daily and, on an annual basis, is 50 basis points below the greater of (i) the federal funds effective rate plus 50 basis points and (ii) the Bank's announced prime commercial lending rate. Interest on Eurodollar loans is 225 basis points plus the product of the rate per annum at which Dollar deposits are offered to the Bank two business days prior to the beginning of the relevant period in the interbank Eurodollar market, multiplied by a fraction the numerator of which is one and the denominator of which is one minus the Eurocurrency reserve percentage.

5.       Date of issue, renewal or guaranty of each security:

May 6, 2003.

6.       If renewal of security, give date of original issue:

March 17, 2000.

7.       Date of maturity of each security:

The termination date of the Credit Agreement, as amended, is March 14, 2004, which may be extended by agreement for additional periods of time not exceeding 364 days for any extension.

8.       Name of the person to whom each security was issued, renewed or guaranteed:

LaSalle Bank National Association.

9.       Collateral given with each security:

RSAE and its subsidiaries have granted a security interest, evidenced by a Security Agreement dated as of March 17, 2000, in, among other things, their accounts, chattel paper, computer hardware and software, deposit accounts, documents, financial assets, general intangibles, goods, equipment, fixtures, inventory, instruments, intellectual property, investment property, money and all other personal property, as security for RSAE's obligations under the Credit Agreement, as amended.

The subsidiaries of RSAE have issued a guaranty, dated as of March 17, 2000, of RSAE's obligations under the Credit Agreement, as amended. Great Plains Energy Incorporated and RSAE have entered into a certain Support Agreement, dated as of October 25, 2001. These entities have reaffirmed said guaranty or Support Agreement, as applicable, in connection with the Sixth Amendment.

10.      Consideration given for each security:

Consideration given for the Credit Agreement are letters of credit issued and the full principal amount of each advance.

11.      Application of proceeds of each security:

The proceeds will be used for financing the existing business of RSAE.

12.      Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)     the provisions contained in the first sentence of Section 6(b) [ ]
b)     the provisions contained in the fourth sentence of Section 6(b) [ ]
c)     the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.      If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.      If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.      If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

R. S. Andrews Enterprises, Inc.

By:  /s/Mercer Granade
Mercer Granade
Chief Financial Officer

Dated: May 8, 2003.